UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2022 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the nine months ended September 30, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 25, 2022	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “project” "plan," “potential,” “will," “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (the “Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•our inability to meet our obligations under the Liquefaction Tolling Agreement entered into in connection with Hilli;
•continuing volatility of commodity prices;
•our inability to effectively reduce our exposures to the fluctuations in the Dutch Title Transfer Facility (“TTF”) gas prices and forecast Euro/USD exchange rates through our TTF linked commodity swaps. The use of these derivatives also require the posting of cash collateral with counterparties, which can impact working capital when commodity prices change;
•increases in costs as a result of recent inflation, including, among other things, wages, insurance, provisions, repairs and maintenance;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli and Gimi or to monetize our remaining equity holdings in New Fortress Energy Inc. (“NFE”) and Cool Company Ltd. (“CoolCo”) on a timely basis or at all;
•continuing volatility in the global financial markets, specifically with respect to our equity holdings in NFE and CoolCo;
•changes in our relationships with our affiliates and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”), Golar LNG Partners LP (“Golar Partners”), CoolCo and Snam Group (“Snam”);
•the ability of Hygo, Golar Partners, NFE, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes in our ability to retrofit vessels as Floating Storage Regasification Unit (“FSRUs”) or Floating Liquefaction Natural Gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions or commissioning works on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes to rules and regulations applicable to liquefied natural gas (“LNG”) carriers, FLNGs or other parts of the LNG supply chain;
•changes in the supply of or demand for LNG or LNG carried by sea and for LNG carriers or FLNGs;
•a material decline or prolonged weakness in rates for LNG carriers or FLNGs;
•changes in our relationships with our counterparties;

•changes in general domestic and international political conditions, particularly where we operate;
•global economic trends, competition and geopolitical risks, including impacts from rising inflation and the ongoing conflict in Ukraine and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commission works;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels;
•our inability to expand beyond the liquefaction, regasification or carriage of LNG, particularly through our innovative FLNG growth strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers and FLNGs to various ports;
•the length and severity of outbreaks of pandemics, including the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on demand for LNG and natural gas, the timing of completion of our conversion projects or commissioning works, the operations of our charterers and customers, our global operations and our business in general; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2022 and 2021. Unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE). References to “CoolCo” refer to Cool Company Ltd (Euronext Growth: COOL) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 28, 2022.

Overview

We design, build, own and operate marine infrastructure for the liquefaction and regasification of LNG. Following the disposal of our investments in former affiliates, Golar Partners and Hygo, in April 2021, our recent disposal of our LNG carrier fleet and our shipping and FSRU management business to CoolCo (the “CoolCo Disposal”) and the sale of Golar Tundra (the “TundraCo Disposal”), both discussed in detail in note 11 to our unaudited consolidated financial statements included herein, we are now focused on pursuing and increasing our portfolio of FLNG projects.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments in Early 2022” of our 2021 Annual Report on Form 20-F.

Since September 30, 2022, certain recent and other developments that have occurred are as follows:

Financing

i.Sale of our investment in listed equity securities
In November 2022, we sold 6.3 million shares of our NFE common stock (“NFE Shares”) raising net proceeds of $332.4 million. The proceeds are earmarked for potential FLNG growth projects. Following the sale of such NFE Shares, our remaining equity holding in NFE is approximately 2.9% or 6.1 million shares.

ii.Sale of CoolCo shares
In November 2022, we sold 8.0 million of our CoolCo shares, raising net proceeds of $97.9 million. The proceeds are also earmarked for potential FLNG growth projects. Following the sale of such shares, our remaining equity holding in CoolCo is approximately 8.3% or 4.5 million shares. We have entered into a lock up undertaking with CoolCo, following its equity offering in November 2022, which prevents us from any further sale of our remaining CoolCo shares within 30 days from the first day of trading of the newly issued CoolCo shares. The lock up expires in December 2022.

iii.Share Repurchase Program
In November 2022, we repurchased 81,639 of our common shares under the share repurchase program approved in February 2021, at a total cost of $1.9 million at an average share price of $23.47, inclusive of related fees.

iv.Hygo performance guarantee
In November 2022, the performance guarantee of $1.5 million provided to the senior lenders of Centrais Elétricas de Sergipe S.A. ("CELSE") in connection with the disposal of Hygo was released.

v.Corporate RCF
In November 2022, we canceled our undrawn $200.0 million revolving credit facility entered in November 2021 (“the Corporate RCF”) and paid the outstanding commitment fees of $0.2 million.

Golar Tundra's exit from Cool Pool and entry into shipyard
In November 2022, the Golar Tundra exited from the Cool Pool and subsequently entered the shipyard in Singapore to commence drydocking works pursuant to the Development Agreement that we entered into with Snam Group in August 2022.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

A reconciliation of consolidated net income to Adjusted EBITDA is as follows:

	Nine months ended September 30,
(in thousands of $)	2022	2021	Change	% Change
Net income	871,987	514,803	357,184	69%
Income taxes	335	407	(72)	(18)%
Income before income taxes	872,322	515,210	357,112	69%
Depreciation and amortization	39,328	41,592	(2,264)	(5)%
Impairment of long-lived assets	76,155	—	76,155	100%
Unrealized gain on oil and gas derivative instruments	(361,972)	(145,282)	(216,690)	149%
Realized and unrealized (gains)/losses on our investment in listed equity securities	(346,497)	244,210	(590,707)	(242)%
Other non-operating (income)/losses	(11,267)	67,582	(78,849)	(117)%
Interest income	(4,013)	(61)	(3,952)	6479%
Interest expense	15,589	24,121	(8,532)	(35)%
Gains on derivative instruments	(73,330)	(17,062)	(56,268)	330%
Other financial items, net	3,255	(938)	4,193	(447)%
Net (income)/loss from equity method investments (1)	(12,996)	562	(13,558)	(2412)%
Net loss/(income) from discontinued operations	79,281	(603,947)	683,228	(113)%
Adjusted EBITDA(2)	275,855	125,987	149,868	119%
(1) Please refer to the individual reportable segments below for discussions on net income/(loss) from equity method investments.

(2) Adjusted EBITDA is a non-GAAP financial measure and is calculated by excluding tax, depreciation and amortization, impairment, the impact of unrealized movements on embedded derivatives and our investment in listed equity securities, financing costs and results from discontinued operations from net income. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure.

The following details our consolidated results for the nine months ended September 30, 2022 and 2021:

Depreciation and amortization: Depreciation and amortization decreased by $2.3 million to $39.3 million for the nine months ended September 30, 2022, compared to $41.6 million for the same period in 2021. This is principally due to a decrease of $1.9 million in depreciation and amortization related to the Golar Arctic for the nine months ended September 30, 2022, compared to the same period in 2021, as a result of a $76.2 million impairment charge recognized in May 2022.

Impairment of long-lived assets: The impairment charge of $76.2 million is associated with our LNG carrier, the Golar Arctic. In May 2022, we entered into agreements with Snam for the future sale of the Golar Arctic following her conversion into a FSRU. Although the sale is not expected to close until 2025, the agreement with Snam triggered an immediate impairment test. As the carrying value of the vessel exceeds the price that a market participant would pay for the vessel at the measurement date, an impairment charge was recognized. The fair value was based on average broker valuations as of the measurement date and represents the exit price in the principal LNG carrier sales market. There was no comparable impairment charge recognized for the same period in 2021.

Unrealized gain on oil and gas derivative instruments: The unrealized gain on our oil and gas derivative instruments increased by $216.7 million to a gain of $362.0 million for the nine months ended September 30, 2022, compared to a gain of $145.3 million for the same period in 2021. This increase was primarily due to:

•Unrealized gain on the oil derivative instrument: Reflects the mark-to-market movements related to the changes in the fair value of the Hilli oil derivative instrument which we estimated using discounted future cash flows of the additional payments due to us as a result of Brent crude oil prices moving above a contractual oil price floor over the remaining term of the liquefaction tolling agreement between the Company, Perenco Cameroon S.A. and Société Nationale Des Hydrocarbures (the “LTA”). The unrealized gain on the Hilli oil derivative instrument decreased by $72.3 million to a gain of $36.2 million for the nine months ended September 30, 2022, compared to a gain of $108.5 million for the same period in 2021, due to volatility in the future Brent crude oil price curves over the LTA's remaining term.

•Unrealized gain on the gas derivative instrument: Reflects the mark-to-market movements related to the changes in the fair value of the Hilli gas derivative instrument which we determined using the discounted future cash flows of the additional payments due to us linked to the TTF gas prices and forecast Euro/USD exchange rates over the incremental capacity until the end of the contract in July 2026. In July 2022, the customer exercised the option to increase the contracted capacity of the Hilli by 0.2 million tons of LNG per year from January 2023 through the end of the LTA in July 2026, pursuant to Amendment 3 to the LTA. The unrealized gain on the Hilli gas derivative instrument increased by $272.6 million to a gain of $309.4 million for the nine months ended September 30, 2022, compared to a gain of $36.8 million for the same period in 2021, due to volatility in the future TTF linked gas price curves over the LTA's remaining term.

•Unrealized mark-to-market adjustment for commodity swap derivatives: As of September 30, 2022, we were party to commodity swaps to hedge our exposure to the TTF linked earnings (100% of which attributable to Golar) which resulted in an unrealized gain of $16.4 million for the nine months ended September 30, 2022. There was no comparable loss recognized for the same period in 2021.

Realized and unrealized (gains)/losses on our investment in listed equity securities: The listed equity securities refers to the NFE Shares received in April 2021 as consideration for the disposal of our former equity method investment in Hygo. Realized and unrealized (gains)/losses on our investment in listed equity securities increased by $590.7 million to a gain of $346.5 million for the nine months ended September 30, 2022, compared to a loss of $244.2 million for the same period in 2021. The increase was primarily due to a significant increase in the price of NFE Shares at September 30, 2022, compared to the same period in 2021.

Other non-operating income/(losses): Other non-operating losses decreased by $78.8 million to an income of $11.3 million for the nine months ended September 30, 2022, compared to a loss of $67.6 million for the same period in 2021. The movement is mainly due to $6.9 million decrease in the $71.4 million liability recognized during the nine months ended September 30, 2021, in relation to the legacy UK tax leases which was fully settled in April 2022.

Interest income: Interest income increased by $3.9 million to $4.0 million for the nine months ended September 30, 2022, compared to an income of $0.1 million for the same period in 2021. The increase was primarily due to an increase in the returns on our fixed deposits that had been made during the nine months ended September 30, 2022.

Interest expense: Interest expense decreased by $8.5 million to $15.6 million for the nine months ended September 30, 2022 compared to $24.1 million for the same period in 2021. This decrease was primarily due to:

•$21.0 million decrease in interest expense relating to our $402.5 million aggregate principal amount of the 2.75% convertible senior unsecured notes (“2017 Convertible Bonds”), which we redeemed in full on February 15, 2022, compared to a full period of interest expense for the same period in 2021;
•$4.6 million decrease in interest expense relating to the revolving credit facility following the repayment in November 2021; and
•$3.7 million increase in capitalized interest expense on our borrowing cost in relation to our qualifying investment in our asset under development, the Gimi.

This was partially offset by:
•$17.3 million increase in interest expense relating to our $300.0 million senior unsecured bonds (“Norwegian Bonds”) which closed in October 2021;
•$1.2 million increase in interest expense relating to a $131.0 million drawdown in February 2022 under the Corporate RCF which was subsequently repaid in May 2022;

•$1.3 million accelerated amortization of the deferred financing cost on the Corporate RCF due to the repayment of the facility in May 2022; and
•$1.3 million increase in interest expense arising on the loan facilities of our consolidated lessor variable interest entity (“VIE”) due to an increase in LIBOR.

Gains on derivative instruments: Gains on derivative instruments increased by $56.3 million due to a gain of $73.3 million for the nine months ended September 30, 2022 compared to a gain of $17.1 million for the same period in 2021. The movement was primarily due to the increase in the long-term swap rates and an increase in the notional value of our interest rate swap portfolio, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties for the nine months ended September 30, 2022.

As of September 30, 2022, we have an interest rate swap portfolio with a notional amount of $550.0 million compared to $505.0 million for the same period in 2021, none of which are designated as hedges for accounting purposes. Net unrealized gains on these interest rate swaps were $74.9 million for the nine months ended September 30, 2022 compared to an unrealized gain of $18.6 million for the same period in 2021.

Other financial items, net: Loss on other financial items, net increased by $4.2 million to a loss of $3.3 million for the nine months ended September 30, 2022, compared to a gain of $0.9 million for the same period in 2021. This movement was principally due to:

•$4.9 million write-off of deferred financing fees and expenses in relation to an undrawn corporate bilateral facility, the availability of which expired in June 2022;
•$1.2 million commitment fee in relation to the undrawn portion of the Corporate RCF; and
•a partial offset of $2.2 million gain of favorable foreign exchange movements.

Net (income)/loss from equity method investments: Income from equity method investments represents our share of earnings from our equity accounted investments in Egyptian Company for Gas Services S.A.E (“ECGS”), Avenir, CoolCo and Aqualung Carbon Capture (“Aqualung”). Net income from our equity method investments increased by $13.6 million to an income of $13.0 million for the nine months ended September 30, 2022, compared to a loss of $0.6 million for the same period in 2021. The increase was principally due to a $16.5 million share in net earnings of CoolCo which was partially offset by an increase of $2.9 million in our share in net losses of other equity method investments.

Net (loss)/income from discontinued operations: Net (loss)/income from discontinued operations for the nine months ended September 30, 2022 of $79.3 million resulted from the CoolCo Disposal and the TundraCo Disposal. The CoolCo Disposal resulted in the recognition of (i) a $218.3 million impairment charge; (ii) a $10.1 million loss on disposal of CoolCo; and (iii) $23.4 million of net income from its discontinued operations for the nine months ended September 30, 2022. The disposal of the Golar Tundra resulted in the recognition of a $123.3 million gain on disposal and a $2.4 million net income from its discontinued operations for the nine months ended September 30, 2022.

Net income from discontinued operations of $603.9 million for the nine months ended September 30, 2021, comprised of a (i) $574.9 million gain on the disposal of Hygo and Golar Partners to NFE; (ii) $6.9 million net loss from discontinued operations from Hygo and Golar Partners; (iii) $33.7 million net income from discontinued operations from the CoolCo Disposal; and (iv) $2.2 million net income from discontinued operations from the TundraCo Disposal for the nine months ended September 30, 2021.

See note 11, “Assets and Liabilities Held-for-Sale and Discontinued Operations” of our unaudited financial statements included herein, for further details of the disposal.

The following details the operating results and Adjusted EBITDA for our reportable segments for the nine months ended September 30, 2022 and 2021.

	Nine months ended September 30,
	2022				2021
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	4,216	178,314	26,261	208,791	8,571	164,614	21,575	194,760
Vessel operating expenses	(5,676)	(43,380)	(4,861)	(53,917)	(4,942)	(39,288)	(7,659)	(51,889)
Voyage, charterhire and commission expenses	(1,699)	(450)	(25)	(2,174)	(160)	(450)	(66)	(676)
Administrative expenses	65	(22)	(30,552)	(30,509)	(145)	(185)	(25,638)	(25,968)
Project development expenses/(income)	—	(2,917)	1,586	(1,331)	—	(2,116)	39	(2,077)
Realized gain on oil and gas derivative instruments, net (note 7)	—	154,696	—	154,696	—	11,837	—	11,837
Other operating income	—	299	—	299	—	—	—	—
Adjusted EBITDA	(3,094)	286,540	(7,591)	275,855	3,324	134,412	(11,749)	125,987

Shipping segment

	Nine months ended September 30,
(in thousands of $)	2022	2021	Change	% Change

Total operating revenues	4,216	8,571	(4,355)	(51%)
Vessel operating expenses	(5,676)	(4,942)	(734)	15%
Voyage, charterhire and commission expenses	(1,699)	(160)	(1,539)	962%
Administrative expenses	65	(145)	210	(145%)
Adjusted EBITDA	(3,094)	3,324	(6,418)	(193%)

Total operating revenues: Total operating revenues decreased by $4.4 million to $4.2 million for the nine months ended September 30, 2022 compared to $8.6 million for the same period in 2021. This was principally due to 168 commercial waiting days in 2022, compared to no commercial waiting time for the same period in 2021.

Vessel operating expenses: Vessel operating expenses increased by $0.7 million to $5.6 million for the nine months ended September 30, 2022 compared to $4.9 million for the same period in 2021. This was mainly due to higher repairs and spares costs of $0.3 million in 2022 when compared to the same period in 2021.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses comprised of charterhire expenses, fuel costs associated with commercial waiting time, vessel positioning costs and net expenses related to Cool Pool, an LNG carrier pooling arrangement (the “Cool Pool”). While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $1.5 million in voyage, charterhire and commission expenses to $1.7 million for the nine months ended September 30, 2022 compared to $0.2 million for the same period in 2021, was mainly due to $1.6 million in bunker consumption of the Golar Arctic during her commercial waiting time. There was no comparable cost incurred for the same period in 2021.

FLNG segment

	Nine months ended September 30,
(in thousands of $)	2022	2021	Change	% Change

Total operating revenues	178,314	164,614	13,700	8%
Realized gain on oil and gas derivative instrument, net (note 7)	154,696	11,837	142,859	1,207%
Vessel operating expenses	(43,380)	(39,288)	(4,092)	10%
Voyage, charter-hire and commission expenses	(450)	(450)	—	—%
Administrative expenses	(22)	(185)	163	(88%)
Project development expenses	(2,917)	(2,116)	(801)	38%
Other operating income	299	—	299	100%
Adjusted EBITDA	286,540	134,412	152,128	113%

Other Financial Data:
Liquefaction services revenue (note 5)	178,314	164,614	13,700	8%
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, overproduction revenue[1] and Other (note 5)	(22,103)	(11,238)	(10,865)	97%
Realized gain on oil and gas derivative instruments, net (note 7)	154,696	11,837	142,859	1,207%
FLNG tariff, net [2]	310,907	165,213	145,694	88%
(1) Overproduction revenue in note 5 Revenue to the unaudited consolidated financial statements included herein, is revenue accrued for any production in excess of Hilli's annual contracted base capacity pursuant to LTA Amendment 2.

(2) FLNG tariff, net is a non-GAAP financial measure and is calculated by taking the liquefaction services revenue adjusting for amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue, other non-cash adjustments and adding the realized gains on oil and gas derivative instruments, net. FLNG tariff, net reflects the cash earnings of Hilli in a given period which consists of the base tolling fees, Brent crude oil linked fees, TTF-linked fees and billed overproduction revenue invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other FLNGs.

Total operating revenues: Total operating revenues increased by $13.7 million to $178.3 million for the nine months ended September 30, 2022, compared to $164.6 million for the same period in 2021, primarily due to:

•$12.2 million quarterly amortization of the deferred Day 1 gain established when the gas derivative was initially recognized in July 2021. The deferred Day 1 gain is amortized from 2022 in conjunction with the commencement of the increased contracted capacity pursuant to Amendment 3 to the LTA in July 2021. There was no comparable amortization revenue recognized for the same period in 2021;
•$3.8 million in relation to the increased contracted capacity to 1.4 million tons of LNG in 2022 compared to 1.2 million tons base capacity per year for the nine months ended September 30, 2022, as a result of the increased contracted capacity exercised by the customer pursuant to Amendment 3 to the LTA in July 2021. There was no comparable revenue recognized for the same period in 2021; and
•a partial offset of a $1.3 million decrease in accrued revenue in relation to overproduction of the contracted liquefaction tonnage of 1.4 million tons for the nine months ended September 30, 2021. There was no comparable accrued overproduction revenue for the same period in 2022.

Realized gain on oil and gas derivative instruments, net: Realized gain on the oil and gas derivative instruments, net increased by $142.9 million to $154.7 million for the nine months ended September 30, 2022 compared to $11.8 million for the same period in 2021, primarily due to:

•$100.8 million realized gains on the gas derivative instrument based on the movement of forecasted TTF gas prices and Euro/USD foreign exchange movements during the nine months ended September 30, 2022. The realized gains on the gas derivative instruments relates to the 0.2 million tons increased contracted capacity pursuant to Amendment 3 to the LTA entered into in July 2021. There were no comparable gains for the same period in 2021;
•$71.1 million increase in realized gains on the oil derivative instrument based on a three-month look-back at the average Brent crude oil prices above the base LTA tolling fee. The increase is primarily due to an increase in the Brent crude oil prices; and
•a partial offset of a $29.0 million realized loss (100% attributable to Golar) on the hedged component of the TTF linked earnings. There was no comparable loss for the same period in 2021.

FLNG Tariff, net: FLNG Tariff, net increased by $145.7 million to $310.9 million for the nine months ended September 30, 2022, compared to $165.2 million for the same period in 2021. This is primarily due to the increase in the three-month look-back average Brent crude oil prices and the commencement of the 0.2 million tons increased contracted capacity option, exercised pursuant to Amendment 3 to the LTA in July 2021, for the nine months ended September 30, 2022, compared to the same period in 2021.

Vessel operating expenses: Vessel operating expenses increased by $4.1 million to $43.4 million for the nine months ended September 30, 2022, compared to $39.3 million for the same period in 2021, mainly due to:

•$2.2 million increase in repair costs following the planned maintenance window for the nine months ended September 30, 2022. There was no comparable works for the same period in 2021; and
•$1.7 million increase in crew taxes for the nine months ended September 30, 2022 given the 2021 costs were suppressed by the reversal of crew taxes accruals following the finalization of the 2021 local tax return.

Project development expenses: Project development expenses comprised of non-capitalized project-related expenses such as legal, professional and consultancy costs. The project development expenses increased by $0.8 million to $2.9 million for the nine months ended September 30, 2022, compared to $2.1 million for the same period in 2021 due to an increase in legal costs of $0.8 million for FLNG projects in the early exploratory stages.

Corporate and other segment

	Nine months ended September 30,
(in thousands of $)	2022	2021	Change	% Change

Total operating revenues	26,261	21,575	4,686	22%
Vessel operating expenses	(4,861)	(7,659)	2,798	(37%)
Voyage, charterhire and commission expenses	(25)	(66)	41	(62%)
Administrative expenses	(30,552)	(25,638)	(4,914)	19%
Project development income	1,586	39	1,547	3,967%
Adjusted EBITDA	(7,591)	(11,749)	4,158	(35%)

Total operating revenues: Total operating revenues increased by $4.7 million to $26.3 million for the nine months ended September 30, 2022 compared to $21.6 million for the same period in 2021. This was principally due to:

•$5.1 million of revenue from the Development Agreement entered into with Snam to provide services to Golar Tundra. There was no comparable revenue for the same period in 2021; and
•a partial offset due to a decrease of $0.8 million in revenue as a result of the weakening of the Euro/USD exchange rates movements.

Vessel operating expenses: Vessel operating expenses decreased by $2.8 million to $4.9 million for the nine months ended September 30, 2022 compared to $7.7 million for the same period in 2021, primarily due to a decrease in costs associated with the Operation and Maintenance Agreement that we entered into with LNG Hrvastska d.o.o. (the “O&M Agreement”) in relation to the FSRU LNG Croatia.

Administrative expenses: Administrative expenses increased by $4.9 million to $30.6 million for the nine months ended September 30, 2022 compared to $25.6 million for the same period in 2021, mainly due to an increase of:

•$2.4 million of professional fees in relation to the sub-contracting of our contractual vessel management obligations (note 11.1 and note 21);
•$1.3 million corporate expenses including legal and other professional fees following the disposal of management companies to CoolCo in 2022; and
•$0.7 million of travel expenses following easing of COVID-19 travel restrictions in 2022.

Project development income: Project development income increased by $1.5 million to $1.6 million for the nine months ended September 30, 2022 compared an income of $nil for the same period in 2021, mainly due to consultancy fees for FLNG and other projects.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments in affiliates, FSRU conversion project and FLNG growth projects related commitments due within the next 12 months.

As of September 30, 2022, we had cash and cash equivalents (including restricted cash and short-term deposits) of $629.1 million, of which $130.9 million is restricted cash. Included within restricted cash is $61.1 million in respect of the issuance of a letter of credit by a financial institution to the customer of FLNG Hilli, $38.5 million of collateral in relation to the conversion of the Golar Arctic into a FSRU for Snam following receipt of a notice to proceed and $11.3 million in respect of the O&M Agreement, with the balance mainly relating to the cash belonging to continuing lessor VIE that we are required to consolidate under U.S. GAAP. Refer to note 13 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since September 30, 2022, transactions impacting our cash flows include:

Receipts of:
•$332.4 million of net proceeds from the sale of 6,311,864 NFE Shares in November 2022;
•$97.9 million of net proceeds from the sale of 8,046,154 million CoolCo shares in November 2022;
•$27.6 million returned collateral in relation to our TTF margin exposure under our commodity swap arrangements;
•$6.6 million proceeds from First FLNG Holdings' subscription of equity interest in Gimi MS Corporation (“Gimi MS”); and
•$1.5 million returned collateral in relation to release of obligations under Hygo's performance guarantee.

Payments of:
•$23.3 million of scheduled loan and interest repayments;
•$20.4 million of additions to the asset under development, the Gimi;
•$10.2 million of scheduled payments in relation to net settlement of our commodity swap arrangements; and
•$1.9 million to repurchase 81,639 of our common shares, as part of our approved share repurchase program.

As of November 21, 2022 we have a free cash position of $945.0 million.

Borrowing activities

During the nine months ended September 30, 2022, we:

•drew down $131.0 million from the $200.0 million available under the Corporate RCF and subsequently repaid the outstanding balance in May 2022. The Corporate RCF was cancelled in November 2022;
•repaid the $182.0 million Golar Tundra facility concurrent with the sale of the Golar Tundra to Snam in May 2022; and
•allowed the expiration of the undrawn $250 million corporate bilateral facility with Sequoia Investment Management in June 2022.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters, buy-back additional shares in excess of existing allowances or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated group basis at each balance sheet date.

Cash Flow

	Nine months ended September 30,
(in thousands of $)	2022	2021	Change	% Change
Net cash provided by continuing operating activities	141,792	73,347	68,445	93%
Net cash (used in)/provided by discontinued operating activities	(59,960)	95,738	(155,698)	(163%)
Net cash provided by/(used in) continuing investing activities	61,970	(171,333)	233,303	(136%)
Net cash provided by discontinued investing activities	569,298	119,095	450,203	378%
Net cash used in continuing financing activities	(344,457)	(10,997)	(333,460)	3032%
Net cash used in discontinued financing activities	(158,280)	(128,552)	(29,728)	23%
Net increase/(decrease) in cash within assets held for sale	80,466	(10,042)	90,508	(901%)
Net increase/(decrease) in cash, cash equivalents, restricted cash and cash within assets held for sale	290,829	(32,744)	323,573	(988%)
Cash, cash equivalents and restricted cash at beginning of period	338,284	226,124	112,160	50%
Cash, cash equivalents and restricted cash at end of period	629,113	193,380	435,733	225%

Operating activities

Net cash provided by continuing operating activities increased by $68.4 million to $141.8 million for the nine months ended September 30, 2022, compared to $73.3 million for the same period in 2021, mainly due to an increase in revenue from continuing operations for the nine months ended September 30, 2022, compared to the same period in 2021.

Net cash (used in)/provided by discontinued operating activities decreased by $155.7 million to net cash used in discontinued operating activities of $60.0 million for the nine months ended September 30, 2022, compared to the same period in 2021, mainly due to:

•$90.5 million decrease in cash, cash equivalents and restricted cash within assets held for sale following the disposal and subsequent deconsolidation of our lessor VIEs to CoolCo and Golar LNG NB13 Corporation (the disponent owner of the Golar Tundra) to Snam during the nine months ended September 30, 2022;
•$1.6 million drydocking expenditure paid for the nine months ended September 30, 2021 due to scheduled drydocks. No comparable expenditure was incurred for the same period in 2022; and
•general timing of working capital during the period, compared to the same period in 2021.

Investing activities

Net cash provided by continuing investing activities of $62.0 million for the nine months ended September 30, 2022 is comprised of:
•$253.0 million proceeds from the sale of 6.2 million NFE Shares;
•$26.9 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS; and
•the receipt of $4.9 million of dividends from our NFE Shares.

This was partially offset by:
•$220.4 million of additions to assets under development relating to payments made in respect of the conversion of the Gimi; and
•$2.4 million of equity contribution to our investment in Aqualung in May 2022.

Net cash used in continuing investing activities of $171.3 million for the nine months ended September 30, 2021 is comprised of:
•$183.3 million of additions to assets under development relating to payments made in respect of the conversion of the Gimi; and
•$8.6 million additional equity contribution to our equity method investment in Avenir.

This was partially offset by:
•$16.9 million proceeds from Keppel's 30% subscription of its additional equity interest in Gimi MS; and
•the receipt of $3.7 million of dividends from our NFE Shares.

Net cash provided by discontinued investing activities of $569.3 million for the nine months ended September 30, 2022 is comprised of:
•$351.2 million net proceeds from the sale of Golar LNG NB13 Corporation (the disponent owner of the Golar Tundra) to Snam in May 2022; and
•$218.1 million net proceeds from disposals of our eight LNG carriers and management companies to CoolCo.

Net cash provided by discontinued investing activities of $119.1 million for the nine months ended September 30, 2021 is comprised of:
•$119.6 million net proceeds from disposals of our former equity method investments, Golar Partners and Hygo;
•$0.5 million dividends received from Golar Partners; and
•a partial offset by $1.0 million of additions to vessels and equipment.

Financing activities

Net cash used in continuing financing activities of $344.5 million for the nine months ended September 30, 2022 arose principally due to:
•$315.6 million redemption of the outstanding face value of the 2017 Convertible Bonds in February 2022;
•$131.0 million repayment of our Corporate RCF in May 2022;
•$87.7 million of scheduled debt repayments which includes $80.5 million of repayments made by our continuing lessor VIE;
•$39.3 million dividend payment in relation to Golar Hilli LLC (“Hilli LLC”);
•$20.4 million payment to repurchase our own shares under our share repurchase program; and
•$9.0 million financing costs paid predominantly in relation to the Gimi facility, the $250 million undrawn corporate bilateral facility, the availability of which expired in June 2022 and the undrawn Corporate RCF facility which was cancelled in November 2022.

This was partially offset by debt proceeds of:
•$131.0 million drawdown from our Corporate RCF in February 2022;
•$125.0 million collectively representing the seventh and eighth drawdowns from the $700 million Gimi facility; and
•$2.3 million debt drawdown by our continuing lessor VIE.

Net cash used in continuing financing activities of $11.0 million for the nine months ended September 30, 2021, arose primarily from:
•$70.3 million of scheduled debt repayments which includes $64.9 million of repayments made by our continuing lessor VIE;
•$24.5 million payment to repurchase our own shares under our share repurchase program;
•$24.4 million dividend payment in relation to Hilli LLC; and
•$4.6 million financing cost paid predominately in relation to the Gimi facility.

This was partially offset by:
•$110.0 million collectively representing the fifth and sixth drawdowns from the $700 million Gimi facility; and
•$2.8 million debt drawdown by our continuing lessor VIE.

Net cash used in discontinued financing activities was $158.3 million for the nine months ended September 30, 2022 and arose primarily due to:
•$155.5 million prepayment of the principal balance of the Golar Tundra facility in May 2022 following the sale of Golar LNG NB13 Corporation (the disponent owner of the Golar Tundra) to Snam in May 2022; and
•$2.5 million of scheduled debt repayments.

Net cash used in discontinued financing activities was $128.6 million for the nine months ended September 30, 2021 and arose primarily due to:
•$137.9 million of scheduled debt repayments which includes $121.2 million of repayments made by our discontinued lessor VIEs; and
•a partial offset by $10.1 million debt drawdown by our discontinued lessor VIEs.

13

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)		Nine months ended September 30,
	Notes	2022	2021
Time and voyage charter revenues	10	4,216	8,571
Liquefaction services revenue	5	178,314	164,614
Vessel management fees and other revenues	5, 21	26,261	21,575
Total operating revenues	4	208,791	194,760

Vessel operating expenses	4	(53,917)	(51,889)
Voyage, charterhire and commission expenses	4, 21	(2,174)	(676)
Administrative expenses	4	(30,509)	(25,968)
Project development expenses	4	(1,331)	(2,077)
Depreciation and amortization		(39,328)	(41,592)
Impairment of long-lived assets	4	(76,155)	—
Total operating expenses		(203,414)	(122,202)

Realized and unrealized gain on oil and gas derivative instruments	4, 7	516,668	157,119
Other operating income	4	299	—
Total other operating income		516,967	157,119

Operating income		522,344	229,677

Realized and unrealized mark-to-market gain/(losses) on our investment in listed equity securities		346,497	(244,210)
Other non-operating income/(losses), net		11,267	(67,582)
Total other non-operating income/(losses)	8	357,764	(311,792)

Interest income		4,013	61
Interest expense		(15,589)	(24,121)
Gains on derivative instruments, net	9	73,330	17,062
Other financial items, net	9, 21	(3,255)	938
Net financial income/(expenses)		58,499	(6,060)

Income before taxes and net income/(losses) from equity method investments		938,607	(88,175)
Income taxes		(335)	(407)
Net income/(loss) from equity method investments	16	12,996	(562)
Net income/(loss) from continuing operations		951,268	(89,144)

Net (loss)/income from discontinued operations	11	(79,281)	603,947

Net income		871,987	514,803

Net income attributable to non-controlling interests - continuing operations		(147,446)	(83,870)
Net income attributable to non-controlling interests - discontinued operations		(8,206)	(25,092)
Total net income attributable to non-controlling interests		(155,652)	(108,962)

Net income attributable to stockholders of Golar LNG Limited		716,335	405,841

Basic earnings/(loss) per share from continuing operations ($)	6	7.44	(1.57)
Dilutive earnings/(loss) per share from continuing operations ($)	6	7.40	(1.57)
Basic and diluted (loss)/earnings per share from discontinued operations ($)	6	(0.81)	5.26

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of $)		Nine months ended September 30,
	Notes	2022	2021

Net income		871,987	514,803

Other comprehensive income:
Gain associated with pensions, net of tax		132	38
Share of affiliate's comprehensive losses from discontinued operations (1)		—	(3,147)
Realized accumulated comprehensive income on disposal of investment in affiliate		—	43,380
Net other comprehensive income		132	40,271

Comprehensive income		872,119	555,074

Comprehensive income attributable to:

Stockholders of Golar LNG Limited		716,467	446,112
Non-controlling interests - continuing operations		147,446	83,870
Non-controlling interests - discontinued operations		8,206	25,092
Comprehensive income		872,119	555,074
(1) No tax impact for the nine months ended September 30, 2022 and 2021.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2022	2021
(in thousands of $)	Notes	September 30,	December 31,
ASSETS
Current assets
Cash and cash equivalents		498,164	232,211
Restricted cash and short-term deposits	13	19,025	34,025
Trade accounts receivable		51,264	28,912
Inventories		745	536
Amounts due from related parties	21	4,428	3,484
Assets held for sale	11	707	82,630
Other current assets	14	597,774	543,799
Total current assets		1,172,107	925,597

Non-current assets
Restricted cash	13	111,924	72,048
Equity method investments	16	196,912	52,215
Asset under development	15	1,107,728	877,838
Vessels and equipment, net		1,149,395	1,264,523
Assets held for sale	11	—	1,614,409
Other non-current assets	17	644,747	141,665
Non-current amounts due from related parties	21	3,431	—
Total assets		4,386,244	4,948,295

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	18	(354,322)	(703,170)
Liabilities held for sale	11	(4,189)	(429,609)
Trade accounts payable		(15,132)	(4,936)
Accrued expenses		(35,634)	(33,023)
Other current liabilities	19	(46,879)	(136,483)
Total current liabilities		(456,156)	(1,307,221)

Non-current liabilities
Long-term debt	18	(999,426)	(920,130)
Liabilities held for sale	11	—	(449,868)
Other non-current liabilities		(94,843)	(93,159)
Total liabilities		(1,550,425)	(2,770,378)

Stockholders' equity
Stockholders' equity		(2,427,996)	(1,730,650)
Non-controlling interests		(407,823)	(447,267)

Total liabilities and stockholders' equity		(4,386,244)	(4,948,295)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

		Nine months ended September 30,
(in thousands of $)	Notes	2022	2021
OPERATING ACTIVITIES
Net income		871,987	514,803
Add: Net (income)/loss from discontinued operations		79,281	(603,947)
Net income/(loss) from continuing operations		951,268	(89,144)
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		39,328	41,592
Amortization of deferred charges and debt guarantees, net		1,642	1,107
Impairment of long-lived assets	4	76,155	—
Net (income)/loss from equity method investments	16	(12,996)	562
Compensation cost related to employee stock awards		2,455	2,445
Net foreign exchange losses/(gains)		(1,536)	654
Change in fair value of investment in listed equity securities	8	(346,497)	244,210
Change in fair value of derivative instruments (interest rate swaps)	9	(74,915)	(18,557)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains	7	(381,414)	(152,546)
Changes in assets and liabilities:
Trade accounts receivable		(20,951)	(2,605)
Inventories		(209)	75
Other current and non-current assets		(36,575)	4,184
Amounts due from/to related companies		(3,568)	(9,269)
Trade accounts payable		3,325	(3,379)
Accrued expenses		(205)	(13,827)
Other current and non-current liabilities		(53,515)	67,845
Net cash provided by continuing operating activities		141,792	73,347

Net income/(loss) from discontinued operations	11	(79,281)	603,947
Drydocking expenditure		—	(1,591)
Deconsolidation of lessor VIEs		(59,085)	—
Depreciation and amortization		8,699	37,895
Amortization of deferred charges		3,932	895
Net loss from equity method investments	11	—	6,891
(Gain)/loss on disposal and impairment of long-lived assets	11	105,201	(575,056)
Compensation cost related to employee stock awards		239	618
Net foreign exchange losses		574	160
Changes in assets and liabilities:
Trade accounts receivable		437	3,312
Inventories		—	380
Other current and non-current assets		(5,536)	276
Amounts due from related companies		(804)	—
Trade accounts payable		(7,285)	2,915
Accrued expenses		(4,946)	14,378
Other current and non-current liabilities		(22,105)	718
Net cash (used in)/provided by discontinued operating activities		(59,960)	95,738

		Nine months ended September 30,
(in thousands of $)	Notes	2022	2021
INVESTING ACTIVITIES
Additions to assets under development		(220,354)	(183,305)
Additions to equity method investments		—	(8,625)
Additions to other investments		(2,447)	—
Proceeds from subscription of equity interest in Gimi MS	12	26,903	16,872
Proceeds from sale of listed equity securities		252,960
Dividends received from listed equity securities		4,908	3,725
Net cash provided by/(used in) continuing investing activities		61,970	(171,333)

Dividends received		—	460
Additions to vessels and equipment		—	(925)
Net proceeds from disposals of equity method investments		—	119,560
Net proceeds from disposals of long-lived assets	11	569,298	—
Net cash provided by discontinued investing activities		569,298	119,095

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		258,287	112,848
Repayments of short-term and long-term debt		(534,294)	(70,325)
Cash dividends paid		(39,293)	(24,437)
Financing costs paid		(8,960)	(4,599)
Purchase of treasury shares		(20,358)	(24,484)
Proceeds from exercise of share options		161	—
Net cash used in continuing financing activities		(344,457)	(10,997)

Proceeds from short-term and long-term debt		—	10,073
Repayments of short-term and long-term debt		(158,000)	(137,925)
Financing costs paid		(280)	(700)
Net cash used in discontinued financing activities		(158,280)	(128,552)

Cash, cash equivalents and restricted cash within assets held for sale at the beginning of period	11	80,507	64,749
Cash, cash equivalents and restricted cash within assets held for sale at end of period	11	(41)	(74,791)
Net increase/(decrease) in cash within assets held for sale		80,466	(10,042)

Net increase/(decrease) in cash, cash equivalents, restricted cash and cash within assets held for sale		290,829	(32,744)
Cash, cash equivalents and restricted cash at beginning of period		338,284	226,124
Cash, cash equivalents and restricted cash at end of period		629,113	193,380
Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
Cash and cash equivalents	498,164	232,211	91,084	86,564
Restricted cash and short-term deposits	19,025	34,025	30,247	77,540
Restricted cash (non-current portion)	111,924	72,048	72,049	62,020
	629,113	338,284	193,380	226,124
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2020 (audited)	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	405,841	405,841	108,962	514,803
Dividends	—	—	—	—	—	—	—	(28,437)	(28,437)
Employee stock compensation	—	—	3,244	—	—	—	3,244	—	3,244
Forfeiture of employee stock compensation	—	—	(221)	—	—	—	(221)	—	(221)
Restricted stock units	264	—	(264)	—	—	—	—	—	—
Repurchase and cancellation of treasury shares	(1,985)	—	—	—	—	(22,499)	(24,484)	—	(24,484)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	—	16,872	16,872
Realized accumulated comprehensive losses on disposal of investment in affiliate	—	—	—	—	43,380	—	43,380	—	43,380
Other comprehensive loss	—	—	—	—	(3,109)	—	(3,109)	—	(3,109)

Balance at September 30, 2021	108,223	—	1,972,361	200,000	(15,802)	(547,608)	1,717,174	435,521	2,152,695

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained (Losses)/Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2021	108,223	—	1,972,859	200,000	(10,834)	(539,598)	1,730,650	447,267	2,177,917
Opening adjustment (note 3)	—	—	(39,861)	—	—	38,175	(1,686)	—	(1,686)
Adjusted balance at January 1, 2022	108,223	—	1,932,998	200,000	(10,834)	(501,423)	1,728,964	447,267	2,176,231

Net income	—	—	—	—	—	716,335	716,335	155,652	871,987
Dividends	—	—	—	—	—	—	—	(39,293)	(39,293)
Exercise of share options	6		155				161		161
Employee stock compensation	—	—	2,884	—	—	—	2,884	—	2,884
Forfeiture of employee stock compensation	—	—	(123)	—	—	—	(123)	—	(123)
Restricted stock units	187	—	(187)	—	—	—	—	—	—
Repurchase and cancellation of treasury shares	(969)	—	—	—	—	(19,388)	(20,357)	—	(20,357)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 12)	—	—	—	—	—	—	—	26,903	26,903
Deconsolidation of lessor VIEs	—	—	—	—	—	—	—	(182,706)	(182,706)
Other comprehensive loss	—	—	—	—	132	—	132		132

Balance at September 30, 2022	107,447	—	1,935,727	200,000	(10,702)	195,524	2,427,996	407,823	2,835,819
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) As at September 30, 2022, and 2021, our other comprehensive loss consisted of a gain of $0.1 million and $0.1 million of pension and post-retirement benefit plan adjustments and $nil and $3.1 million loss of our share of affiliates comprehensive loss from discontinued operations, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

We design, build, own, and operate marine infrastructure for the liquefaction and regasification of LNG. As of September 30, 2022, our fleet was comprised of two LNG carriers (one is contracted for conversion to a Floating Storage Regasification Unit (“FSRU”) subject to receipt of notice to proceed and subsequent sale, and one vessel is earmarked for conversion to a Floating Liquefaction Natural Gas vessel (“FLNG”)) and two FLNGs (the operational Hilli and the Gimi, which is currently under conversion to a FLNG).

We are listed on the Nasdaq under the ticker: “GLNG”.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2021, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission on April 28, 2022 (the “2021 Annual Report”).

As further discussed in note 11, “Assets and Liabilities Held for Sale and Discontinued Operations”, during the first and second quarters of 2022, we (i) disposed of substantially all of our fleet of LNG carriers and our ship management business to Cool Company Ltd. (“CoolCo”) (the “CoolCo Disposal”) and (ii) sold all of the shares of our subsidiary, Golar LNG NB13 Corporation the disponent owner of FSRU Golar Tundra, to Asset Company 11 S.R.L (part of Italy’s SNAM group, or “Snam”) (the “TundraCo Disposal”).

The CoolCo Disposal met the criteria to be classified as held-for-sale and was reported as discontinued operations on various dates as the sale of our fleet of LNG carriers and our ship management business occurred during a series of phased disposals during the nine months ended September 30, 2022. The TundraCo Disposal also met the criteria to be classified as held-for-sale and was reported as discontinued operations on May 30, 2022. The related assets, liabilities and operating results of the CoolCo Disposal and the TundraCo Disposal are presented as discontinued operations for all periods presented herein.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the nine months ended September 30, 2022 are consistent with those followed in the preparation of our 2021 Annual Report, except for those discussed below and those disclosed in note 3.

Revenue and related expense recognition

Contracts relating to our LNG carrier, FSRU and FLNG assets can take the form of operating leases, finance leases, tolling, services and management service agreements. In addition, we have historically contracted a portion of our vessels in the spot market through our “Cool Pool” arrangement. Although the substance of these contracts is similar (they allow our customers to hire our assets and to avail themselves of CoolCo's management services for a specified day rate), the accounting treatment varies.

To determine whether a contract conveys a lease agreement for a period of time, the Company has assessed whether, throughout the period of use, the customer has both of the following:

•the right to obtain substantially all of the economic benefits from the use of the identified asset; and
•the right to direct the use of that identified asset.

If a contract relating to an asset fails to give both of the above rights, we account for the agreement as a revenue contract. A contract relating to an asset will generally be accounted for as a revenue contract if the customer does not contract for substantially all of the capacity of the asset (i.e. another third party could contract for a meaningful amount of the asset capacity). In situations where we provide management services unrelated to an asset contract, we account for the contract as a revenue contract. Where we provide FSRU drydocking, site commissioning and FSRU hook-up services for third parties, we account for the contract as a revenue contract.

FSRU services revenue

Services revenue is generated from contracts entered into to perform drydocking, site commissioning and vessel hook-up services for vessels owned by third parties. The drydocking and commissioning services that we provide are considered a single performance obligation to the customer that is satisfied over time. Progress over time is measured using an input method of recognition based on our efforts expended over the contract term. Where contractual payment terms include fixed payments at specified periods throughout the contract, these are recognized as contract liabilities to the extent that the payments are received from the customer in advance of rendering the services.

Stock-based compensation

Our stock-based compensation includes both stock options and restricted stock units (“RSUs”). We expense the fair value of stock-based compensation issued to employees and non-employees over the period the stock options or RSUs vest. We recognize stock-based compensation cost for awards containing a service condition only on a straight-line basis over the employee’s requisite service period or the non-employee’s vesting period, unless the award contains performance and/or market conditions, in which case stock-based compensation cost is recognized using the graded vesting method. Certain stock options and RSUs provide for accelerated vesting in the event of death or disability in service or a change of control (as defined in our Long Term Incentive Plan). No compensation cost is recognized for stock-based compensation for which the individuals do not render the requisite service. We have elected to recognize forfeitures as they occur. The fair value of stock options is estimated using the Black-Scholes option pricing model. The fair value of RSUs is estimated using the market price of the Company’s common stock at grant date or the Monte Carlo simulation model, as appropriate. Upon eventual stock option exercises or RSU conversions, shares delivered will be made available from either our authorized unissued shares, treasury shares or repurchasing our shares in the open market.

Use of estimates

The preparation of financial statements requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, charter rates, vessel operating expenses and drydocking requirements.

In relation to the oil derivative instruments (note 20), the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Hilli's Liquefaction Tolling Agreement (“LTA”). The fair value of the gas derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of forecasted natural gas prices and forecasted Euro/USD exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gains on oil and gas derivative instruments” as part of the unaudited consolidated statement of operations (note 7).

During the period ended September 30, 2022, as a result of the worldwide outbreak of the coronavirus (“COVID-19”) and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of September 30, 2022 and concluded that, with the exception of the impairment discussed in notes 4 and 11, no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2021 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our remaining vessels are not recoverable.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU 2021-01 Reference Rate Reform (Topic 848): Scope. These amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We currently do not believe the use of optional expedients in ASU 2020-04 and ASU 2021-01 will have a significant impact on our consolidated financial statements, however we will continue to evaluate this until December 31, 2022.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Topic 815). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. We adopted this with effect from January 1, 2022. We adjusted the additional paid in capital as of January 1, 2022 in our unaudited consolidated statement of changes in equity as included herein.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). We adopted this with effect from January 1, 2022. The adoption of ASU 2021-04 had no impact on our consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments. We adopted this with effect from January 1, 2022. The adoption of ASU 2021-05 has no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers	Requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting, as has been historical practice).
		January 1, 2023	No impact currently expected as a result of the adoption of this ASU.
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.
		January 1, 2024	No impact currently expected as a result of the adoption of this ASU.

4.    SEGMENT INFORMATION

We provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels, or build new FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, and one undergoing conversion into a FLNG, the Gimi (note 15).
•Corporate and other – This segment is based on the business activities of vessel management, FSRU services for third parties and administrative services and our corporate overhead costs.

A reconciliation of net income to Adjusted EBITDA is as follows:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Net income	871,987	514,803
Income taxes	335	407
Income before income taxes	872,322	515,210
Depreciation and amortization	39,328	41,592
Impairment of long-term assets (1)	76,155	—
Unrealized gain on oil and gas derivative instruments (note 7)	(361,972)	(145,282)
Realized and unrealized (gains)/losses on our investment in listed equity securities (note 8)	(346,497)	244,210
Other non-operating (income)/losses (note 8)	(11,267)	67,582
Interest income	(4,013)	(61)
Interest expense	15,589	24,121
Gains on derivative instruments (note 9)	(73,330)	(17,062)
Other financial items, net (note 9)	3,255	(938)
Net (income)/loss from equity method investments (note 16)	(12,996)	562
Net loss/(income) from discontinued operations (note 11)	79,281	(603,947)
Adjusted EBITDA	275,855	125,987
(1) In May 2022, we entered into a sale and purchase agreement (the “Arctic SPA”) with SNAM RETE GAS S.p.A (part of “Snam”), pursuant to which, upon receipt of a notice to proceed, we will convert LNG carrier Golar Arctic to a FSRU, deliver, install and connect her to Snam's mooring, and following completion of commissioning activities and provisional acceptance, we will sell her to Snam. Entry into the Arctic SPA changes the expected recovery of Golar Arctic's carrying amount from continued use in operations over her remaining useful life, to recovery from sale, and was considered an indicator of impairment. As the revised future estimated cash flows were less than her carrying amount, an impairment charge of $76.2 million was recognized, reflecting an adjustment to her fair value (based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market).

	Nine months ended September 30, 2022
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations
Statement of Operations:
Total operating revenues	4,216	178,314	26,261	208,791
Vessel operating expenses	(5,676)	(43,380)	(4,861)	(53,917)
Voyage, charterhire and commission expenses	(1,699)	(450)	(25)	(2,174)
Administrative expenses	65	(22)	(30,552)	(30,509)
Project development expenses	—	(2,917)	1,586	(1,331)
Realized gain on oil and gas derivative instruments, net (note 7)	—	154,696	—	154,696
Other operating income	—	299	—	299
Adjusted EBITDA	(3,094)	286,540	(7,591)	275,855

Balance Sheet:	September 30, 2022
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	47,951	2,944,622	1,392,964	4,385,537	707	4,386,244
Equity method investments (note 16)	145,804	—	51,108	196,912	—	196,912

	Nine months ended September 30, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations
Statement of Operations:
Total operating revenues	8,571	164,614	21,575	194,760
Vessel operating expenses	(4,942)	(39,288)	(7,659)	(51,889)
Voyage, charterhire and commission expenses	(160)	(450)	(66)	(676)
Administrative expenses	(145)	(185)	(25,638)	(25,968)
Project development expenses	—	(2,116)	39	(2,077)
Realized gain on oil and gas derivative instruments, net (note 7)	—	11,837	—	11,837
Adjusted EBITDA	3,324	134,412	(11,749)	125,987

Balance Sheet:	December 31, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	128,901	2,314,342	808,013	3,251,256	1,697,039	4,948,295
Equity method investments (note 16)	—	—	52,215	52,215	—	52,215
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)(3)
Opening balance on January 1, 2022	21,778	(18,736)
Payments received for services billed in prior period	(21,769)	—
Services provided and billed in current period	177,827	—
Payments received for services billed in current period	(159,542)	—
Amortization of deferred commissioning period revenue	—	3,081
Services payments received during the period (3)	—	(7,440)
Services revenue recognized during the period (3)	—	5,144
Closing balance on September 30, 2022	18,294	(17,951)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.

(2) Relates to liquefaction services revenue, see b) below and services revenue.

(3) In August 2022, we entered into a Development Agreement with Snam to provide drydocking, site commissioning and hook-up services for the Golar Tundra (the “Development Agreement”), which it acquired from us in May 2022 (note 11.2). The Development Agreement includes contractual fixed payments (recognized over the period of time that we provide the services to Snam, a period of less than one year) and liquidated damages (in the event that we do not deliver the commissioned vessel on a contracted date) which we do not expect to be payable as of September 30, 2022 and the transaction price has not been adjusted. As of September 30, 2022, we recognized services revenue and a contract liability of $5.1 million and $2.3 million (note 19), respectively. The remaining unsatisfied services revenue performance obligation of $16.1 million is expected to be recognized within a year.

a) Management fee revenue:

The total contract asset balance above includes $0.5 million which is included in balance sheet line item “Amounts due from related parties” as of September 30, 2022.

Refer to note 21 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Base tolling fee (1)	153,376	153,376
Amortization of deferred commissioning period revenue billing (2)	3,081	3,081
Amortization of Day 1 gains (3)	19,442	7,264
Overproduction revenue (4)	—	1,313
Incremental base tolling fee (5)	3,750	—
Other (6)	(1,335)	(420)
Total	178,314	164,614
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in “Liquefaction services revenue” in the unaudited consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the unaudited consolidated statements of operations, excluded from revenue).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in “Other current liabilities” and “Other non-current liabilities” in the unaudited consolidated balance sheets) and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.

(3) Day 1 gain consists of the Brent crude oil price linked derivative initially recognized in December 2017 for $79.6 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the unaudited consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the contract term.

The Dutch Title Transfer Facility (“TTF”) gas price derivative initially recognized in July 2021 for $28.3 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the contract term.

(4) In 2021, we entered into Amendment 2 to the LTA with our customer, who agreed to compensate us for production in excess of contracted annual base capacity, commencing with contract year 2019.

(5) In 2021, we entered into Amendment 3 to the LTA with our customer, which included an increase in the utilization of Hilli (“the Hilli Extended Capacity Agreement”). Commencing in January 2022, the annual capacity utilization of Hilli increased by 0.2 million tons of LNG, bringing total utilization in 2022 to 1.4 million tons (“2022 Incremental Capacity”). The tolling fee for the 2022 Incremental Capacity is linked to TTF and the Euro/USD foreign exchange movements (note 7).

(6) “Other” consists of the unwinding of liquidated damages recognized in 2018 of $0.4 million (2021: $0.4 million) and accrued demurrage cost of $0.9 million (2021: nil). Liquidated damages prior to the commencement of the contract term of $4.6 million was recognized in “Other non-current liabilities” in the consolidated balance sheets and is released evenly over the contract term.

6.    EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share (“EPS”)/(“LPS”) is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	803,822	(173,014)
Net (loss)/income net of non-controlling interests - discontinued operations - basic and diluted	(87,487)	578,855

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Basic:
Weighted average number of common shares outstanding	108,030	110,123

Dilutive:
Dilutive impact of share options and RSUs	563	229
Weighted average number of common shares outstanding	108,593	110,352

EPS/(LPS) per share are as follows:

	Nine months ended September 30,
	2022	2021
Basic EPS/(LPS) from continuing operations	$7.44	$(1.57)
Diluted EPS/(LPS) from continuing operations	$7.40	$(1.57)
Basic and diluted (LPS)/EPS from discontinued operations	$(0.81)	$5.26

7. REALIZED AND UNREALIZED GAIN ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain on the oil and gas derivative instruments comprise the following:

	Nine months ended September 30,
	2022	2021
Realized gain on Hilli gas derivative instrument	100,840	—
Realized gain on Hilli oil derivative instrument	82,890	11,837
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	(29,034)	—
Realized gain on oil and gas derivative instruments, net	154,696	11,837

Unrealized gain on Hilli gas derivative instrument (note 17)	309,375	—
Unrealized gain on Hilli oil derivative instrument (note 17)	36,186	145,282
Unrealized MTM adjustment on commodity swap derivatives	16,411	—
Unrealized gain on oil and gas derivative instruments	361,972	145,282

Realized and unrealized gain on oil and gas derivative instruments (note 20)	516,668	157,119

The realized gain on oil and gas derivative instruments results from the excess monthly billings above the Hilli base tolling fee pursuant to the LTA and the incremental capacity exercised by the customer whereas the unrealized gain on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/USD exchange rates.

8. OTHER NON-OPERATING INCOME/(LOSSES)

Other non-operating income comprise the following:

	Nine months ended September 30,
	2022	2021
Realized and unrealized MTM gains/(losses) on our investment in listed equity securities (note 20)	346,497	(244,210)
UK tax lease contingent liability (note 22)	6,919	(71,307)
Dividend income from our investment in listed equity securities	4,348	3,725
Other non-operating income/(losses)	357,764	(311,792)

9.     GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains on derivative instruments, net comprise the following:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Unrealized MTM adjustment for interest rate swaps	74,915	18,557
Interest expense on undesignated interest rate swaps	(1,585)	(1,734)
Foreign exchange gain on terminated undesignated foreign exchange swaps	—	239
Gains on derivative instruments, net	73,330	17,062

Other financial items, net comprise the following:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Financing arrangement fees and other costs	(6,565)	(135)
Amortization of debt guarantees	2,052	1,942
Foreign exchange gain/(loss) on operations	1,536	(654)
Others	(278)	(215)
Other financials items, net	(3,255)	938

10.    OPERATING LEASES

Rental income

The components of operating lease income are as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Operating lease income	3,389	8,571
Variable lease income (1)	827	—
Total operating lease income (2)	4,216	8,571
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is included in the income statement line-item “Time and voyage charter revenues”.

11.    ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

11.1 The CoolCo Disposal

On January 26, 2022, we entered into a share purchase agreement and related agreements with CoolCo, as amended on February 25, 2022 (the “Vessel SPA”), pursuant to which CoolCo acquired all of the outstanding shares of nine of our wholly-owned subsidiaries. Eight of these entities, Golar Hull M2021 Corp., Golar Hull M2022 Corp., Golar Hull M2027 Corp., Golar LNG NB12 Corporation, Golar LNG NB10 Corporation, Golar Hull M2047 Corp., Golar Hull M2048 Corp., and Golar LNG NB11 Corporation are each the registered or disponent owner of the following modern LNG carriers: Golar Seal, Golar Crystal, Golar Bear, Golar Frost, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin. The Cool Pool Limited is the entity responsible for the marketing of these LNG carriers. The purchase price agreed for each LNG carrier recognized as an asset in the respective subsidiaries was stated as $145.0 million, subject to working capital and debt adjustments arising from the residual balances of each wholly owned subsidiary as of the respective completion date of each subsidiary disposal.

On January 26, 2022, we also entered into the Transitional Services Agreement (the “CoolCo TSA”) with CoolCo, pursuant to which we agreed to provide corporate administrative services to CoolCo for a fixed daily fee for a one year term; a loan agreement, pursuant to which we made a $25.0 million revolving credit facility available for a 24 month term for CoolCo to fund its working capital requirements; and an agreement in principle with CoolCo that, following the conclusion of an internal reorganization of our management operations, CoolCo will acquire the management entities that are responsible for the commercial and technical vessel management of the LNG carriers that it acquired and the management agreements for the fleet of third party-owned LNG carriers and FSRUs that Golar has been managing (the “ManCo Agreement”, or our shipping and FSRU management business).

On January 27, 2022, CoolCo raised $275.0 million of proceeds, $150.0 million of which was subscribed by EPS Ventures LTD (“EPS”) and $125.0 million in exchange for shares in CoolCo in the Norwegian markets, following which EPS, which is wholly owned by Quantum Pacific Shipping Ltd (“QPSL”), became the largest CoolCo shareholder with the acquisition of 15,000,000 shares. In February 2022, CoolCo's shares commenced trading on the Euronext Growth Oslo with the ticker “COOL”. On February 17, 2022, CoolCo entered into a new term loan facility of up to $570.0 million to refinance outstanding vessel debt relating to the vessels that it acquired pursuant to the Vessel SPA (which excludes the sale and leaseback financing in relation to the Golar Ice and the Golar Kelvin, which CoolCo assumed).

Each subsidiary disposal was closed with phased completion dates corresponding with the date that the respective subsidiary debt was either refinanced (for six of the subsidiaries disposed of) or assumed by CoolCo (for two of the subsidiaries disposed of, for which lender consent was obtained for the change of control of the existing lease financing arrangements) and customary conditions precedent were met. The disposals closed in stages from March 3, 2022 to April 5, 2022, the date on which the Vessel SPA in its entirety was considered completed. Following completion of the Vessel SPA on April 5, 2022, EPS owned a 37.5% interest in CoolCo, we owned a 31.3% interest in CoolCo, and the remaining 31.2% was held by the public. GLNG agreed to remain as the guarantor of the payment obligations of two of the disposed subsidiaries' debt relating to LNG carriers, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances.

Following closing of the Vessel SPA, we continued to provide commercial and technical management to CoolCo for the eight LNG carriers it acquired pursuant to management agreements entered into contemporaneously with the Vessel SPA.

On June 30, 2022, once we had completed the internal reorganization of our management operations, we entered into a share purchase agreement and related agreements (“ManCo SPA”) with CoolCo for its purchase of our shipping and FSRU management business, as was contemplated in the ManCo Agreement. We also entered into an Administrative Services Agreement, which replaced the CoolCo TSA (the “CoolCo ASA”), for the provision of the following services from July 1, 2022 to June 30, 2023: IT services, accounting services, treasury services, finance operations services, and any additional services reasonably required by CoolCo.

Given our 31.3% interest as of September 30, 2022, we consider that we have a significant influence over CoolCo and therefore we account for our investment in CoolCo using the equity method of accounting.

The disposals to CoolCo are considered a disposal group and the associated assets and liabilities of the disposal group were classified as held-for-sale and qualified as a discontinued operation on March 1, 2022. Consequently, we retrospectively reclassified the results of the disposal group and separately presented as “Net income/(loss) from discontinued operations”. Each of the subsidiaries were de-recognized on the respective dates of each disposal with a corresponding recognition of a (loss)/gain on disposal.

The discontinued operations were previously included in two of our three reportable segments, “Shipping” (containing the business activities of the LNG carriers and The Cool Pool Limited), and “Corporate and Other” (containing our shipping and FSRU management business).

Our continuing involvement with the discontinued operations of the disposal group includes:
•our equity method investment in CoolCo (note 16);
•the financial guarantees we provide to CoolCo with respect to the debt assumed by CoolCo related to the Golar Kelvin and Golar Ice, in place until the earlier of the repayment of the vessel debt by CoolCo or until release by the lessors (note 21);
•$25.0 million revolving credit facility committed per the loan agreement to be made available until January 2024 (note 21);
•CoolCo's management of our LNG carrier Golar Arctic and FSRU Golar Tundra (note 21);
•our agreements with CoolCo that sub-contract our contractual vessel management obligations for the LNG Croatia pursuant to our Operation and Maintenance Agreement with LNG Hrvastska d.o.o. (the “O&M Agreement”) and for New Fortress Energy Inc.'s (“NFE's”) fleet of vessels (further disclosed in note in 11.3 Disposal of Golar Partners and Hygo below and note 21); and
•our provision of IT services, routine accounting services, treasury services, finance operation services, and any additional services reasonably required pursuant to the CoolCo ASA (note 21).

The following table contains the line-items of the CoolCo Disposal discontinued operations:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Time and voyage charter revenues	37,289	119,323
Vessel and other management fees	1,432	—
Vessel operating expenses	(8,466)	(37,066)
Voyage, charterhire and commission expenses	(1,229)	(2,443)
Administrative expenses	1,757	(1,029)
Project development expenses	(62)	(149)
Depreciation and amortization	(5,745)	(32,576)
Impairment of long-lived assets (1)	(218,349)	—
Other operating income	4,374	5,020
Operating (loss)/income	(188,999)	51,080

Other non-operating losses	—	(124)
Interest income	4	4
Interest expense	(4,725)	(16,799)
Other financial items, net	(787)	(293)
Income taxes	(385)	(158)
(Loss)/income from discontinued operations	(194,892)	33,710

Loss on CoolCo Disposal (2)	(10,060)	—
Net (loss)/income from discontinued operations	(204,952)	33,710
(1) Impairment of long-live assets relates to the impairment charge on the held for sale vessels recognized in accordance with ASC 360 Property, plant and equipment, following their classification as held-for-sale.

(2) Loss on CoolCo Disposal comprised of carrying values of the assets and liabilities disposed of $355.4 million, partially offset by the proceeds received, $218.2 million cash consideration and $127.1 million of equity consideration.

The following table contains the financial statement line items forming the assets and liabilities classified as held for sale:

(in thousands of $)	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	33,811
Restricted cash and short-term deposits	43,311
Trade accounts receivable	767
Other current assets	1,913
Total current assets held for sale	79,802
Non-current assets
Restricted cash	780
Vessels and equipment, net	1,383,656
Other non-current assets	478
Total non-current assets held for sale	1,384,914

Total assets held for sale	1,464,716

LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt	(338,501)
Trade accounts payables	(7,265)
Accrued expenses	(59,094)
Other current liabilities	(11,572)
Total current liabilities held for sale	(416,432)

Non-current liabilities
Long-term debt	(292,322)
Other non-current liabilities	(11,778)
Total non-current liabilities held for sale	(304,100)

Total liabilities held for sale	(720,532)

We retain an investment in CoolCo accounted for under the equity method that is included in discontinued operations. Prior to the CoolCo Disposal we held a 100% interest CoolCo and the thirteen subsidiaries disposed of. As of September 30, 2022, we held a 31.3% interest in CoolCo and no interest in the thirteen subsidiaries disposed (note 16).

The table below summarizes the financial performance of CoolCo on a 100% basis:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Revenue	151,675	125,273
Adjusted EBITDA	109,437	79,019
Net income	63,171	29,220

11.2 The TundraCo Disposal

On May 31, 2022 we entered into a share purchase agreement with Snam pursuant to which it acquired 100% of the share capital of our subsidiary Golar LNG NB 13 Corporation, the disponent owner of FSRU Golar Tundra for $352.5 million (which includes a $2.5 million working capital adjustment). The assets and liabilities of Golar LNG NB 13 Corporation met the criteria for presentation as held-for-sale and also qualified as a discontinued operation on May 30, 2022. Consequently, we retrospectively reclassified the results of Golar LNG NB 13 Corporation and separately presented as “Net income/(loss) from discontinued operations”. The discontinued operations were previously included in the “Shipping” segment.

Our continuing involvement with the discontinued operations of the Golar LNG NB 13 Corporation includes:

•bareboat agreement to charter the Golar Tundra for 160 days;
•incurred pool expenses from other participants in the pooling arrangement totaling $1.8 million; and
•the Development Agreement (note 5).

For the nine months ended September 30, 2022, we incurred $3.1 million of bareboat expenses.

The following table contains the line-items of the discontinued operation:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Time and voyage charter revenues	22,016	22,634
Vessel operating expenses	(4,155)	(5,109)
Voyage, charterhire and commission expenses	(7,707)	(7,997)
Administrative expenses	(1)	(45)
Depreciation and amortization	(2,955)	(5,319)
Operating income	7,198	4,164

Interest income	17	2
Interest expense	(4,649)	(1,855)
Other financial items, net	(147)	(121)
Income from discontinued operations	2,419	2,190

Gain on TundraCo Disposal(1)	123,252	—
Net income from discontinued operations	125,671	2,190
(1) Gain on TundraCo Disposal comprised of (i) cash proceeds received of $350.0 million, (ii) working capital adjustment of $2.5 million, (iii) partially offset by the net asset value of Golar LNG NB 13 Corporation of $229.0 million and (iv) related fees incurred of $0.2 million.

The following table contains the financial statement line-items forming the assets and liabilities classified as held for sale:

(in thousands of $)	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	41	2,605
Trade accounts receivable	400	70
Other current assets	266	153
Total current assets held for sale	707	2,828

Non-current assets
Vessels and equipment, net	—	229,495
Total non-current assets held for sale	—	229,495

Total assets held for sale	707	232,323

(in thousands of $)	September 30, 2022	December 31, 2021
LIABILITIES
Current liabilities
Current portion of long-term debt and short-term debt	—	(9,911)
Trade accounts payables	(183)	(204)
Accrued expenses	(1,217)	(737)
Other current liabilities	(2,789)	(2,325)
Total current liabilities held for sale	(4,189)	(13,177)

Non-current liabilities
Long-term debt	—	(145,768)
Total non-current liabilities held for sale	—	(145,768)

Total liabilities held for sale	(4,189)	(158,945)

11.3 Disposal of Golar Partners and Hygo

On April 15, 2021, we completed the sale of our investments in Golar Partners and Hygo to NFE. We received consideration of $876.3 million which comprised of (i) $80.8 million cash for our investment in Golar Partners and (ii) $50.0 million cash and 18.6 million Class A NFE common shares (“NFE Shares”) valued at $745.4 million for our investment in Hygo (the “GMLP Merger” and “Hygo Merger”, respectively).

The net income of equity method investments from discontinued operations for the nine months ended September 30, 2021, are as follows:

(in thousands of $)	September 30, 2021
Net income from equity method investments of Golar Partners	8,116
Net losses from equity method investments of Hygo	(15,008)
Loss from discontinued operations	(6,892)
Gain on disposal of equity method investments(1)	574,939
Net income from discontinued operations	568,047
(1) Gain on disposal of discontinued operations comprised of (i) proceeds received of $876.3 million; (ii) release of our tax indemnity guarantee liability to Golar Partners of $2.1 million; (iii) a partial offset by the carrying values of our investment in affiliates disposed of amounting to $257.2 million as of April 15, 2021; (iv) realized accumulated comprehensive losses on disposal of investment in affiliates of $43.4 million; and (v) related fees of $2.7 million.

Golar Partners and Hygo Post-Merger Services Agreements

Upon completion of the GMLP Merger and the Hygo Merger, we entered into certain transition services agreements, corporate services agreements, ship management agreements and omnibus agreements with Golar Partners, Hygo and NFE. These agreements replaced the previous management and administrative services agreements, ship management agreements and guarantees that Golar provided to Golar Partners and Hygo.

For the nine months ended September 30, 2022, we:

•earned ship management and administrative services fees amounting to $10.4 million;
•incurred pool income from other participants in the Cool Pool totaling $0.5 million;
•declared distributions on Golar Hilli LLC (“Hilli LLC”) amounting to $23.2 million with respect to the common units owned by Golar Partners and accrued for $2.1 million of Hilli costs indemnification; and
•earned charter and debt guarantee fees from Golar Partners and Hygo amounting to $1.4 million. On August 15, 2022, NFE terminated its sale and leaseback arrangements in respect of the Golar Celsius, Golar Penguin and Golar Nanook. Consequently, our debt guarantees for Hygo's long-term debt obligations were released.

12.     VARIABLE INTEREST ENTITIES ("VIEs")

12.1 Lessor VIEs

As of September 30, 2022, we leased one (December 31, 2021: eight) vessel(s) from a VIE as part of sale and leaseback agreements. Following the disposals of certain vessels and associated lessor VIEs to CoolCo, our continuing lessor VIE as of September 30, 2022, is a China State Shipbuilding Corporation entity (the “CSSC” entity). The CSSC entity is a wholly-owned, newly formed special purpose vehicle (“Lessor SPV”). In this transaction, we sold our vessel, the Hilli, and then subsequently leased back the vessel on a bareboat charter for a term of ten years. We have an option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel's lease period. As further discussed in note 11, during the nine months ended September 30, 2022, the Vessel SPA resulted in the disposal of eight of our subsidiaries, being the disponent owners of seven vessels (Golar Seal; Golar Crystal, Golar Bear, Golar Glacier, Golar Snow, Golar Ice and Golar Kelvin).

Refer to note 5 to our consolidated financial statements filed with our 2021 Annual Report, for additional details on these Lessor VIEs.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of September 30, 2022, is shown below:

(in thousands of $)	2022 (1)	2023	2024	2025	2026	2027+
Hilli (2)	30,247	117,704	112,347	106,726	101,237	118,810
(1) For the three months ending December 31, 2022.
(2) The payment obligations above include variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of September 30, 2022 and December 31, 2021, are as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
Assets
Restricted cash and short-term deposits	17,503	16,523

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(347,097)	(380,554)
Long-term debt (1)	(171,687)	(216,313)
	(518,784)	(596,867)
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of operations, and unaudited consolidated statements of cash flows are as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Continuing operations
Statement of operations
Interest expense	5,280	3,995

Statement of cash flows
Net debt repayments	(80,492)	(64,854)
Net debt receipts	2,287	2,848

(in thousands of $)	Nine months ended September 30,
	2022	2021

Discontinued operations
Statement of operations
Interest expense	3,814	16,472

Statement of cash flows
Net debt repayments	—	(132,454)
Net debt receipts	—	10,073
Financing costs paid	—	(700)

12.2    Golar Hilli LLC

Following the sale of common units in Hilli LLC, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our unaudited consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
Balance sheet
Current assets	118,539	157,643
Non-current assets	1,662,370	1,280,217
Current liabilities	(384,071)	(444,352)
Non-current liabilities	(223,583)	(270,371)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Statement of operations
Liquefaction services revenue	178,314	164,614
Realized and unrealized gain on oil and gas derivative instruments	516,668	157,119

Statement of cash flows
Net debt repayments	(80,492)	(64,854)
Net debt receipts	2,287	2,848
Cash dividends paid	(39,293)	(24,437)

12.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
Balance sheet
Current assets	12,048	7,107
Non-current assets	1,153,984	877,835
Current liabilities	(12,837)	(18,127)
Non-current liabilities	(515,732)	(389,244)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Nine months ended September 30,
	2022	2021
Statement of cash flows
Additions to asset under development	(220,354)	(183,305)
Capitalized financing costs	(2,748)	(4,432)
Net debt receipts	125,000	110,000
Proceeds from subscription of equity interest	26,903	16,872

13.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
Restricted cash in relation to the Hilli (1)	61,123	60,720
Restricted cash in relation to the Golar Arctic performance guarantee (2)	38,492	—
Restricted cash and short-term deposits held by lessor VIEs (note 12)	17,503	16,523
Restricted cash in relation to the LNG Croatia (3)	11,344	11,328
Restricted cash related to Hygo performance guarantee (4)	1,520	1,500
Restricted cash relating to office lease	967	2
Restricted cash in relation to liability on legacy UK tax leases (5)	—	16,000
Total restricted cash and short-term deposits	130,949	106,073
Less: Amounts included in current restricted cash and short-term deposits	(19,025)	(34,025)
Long-term restricted cash	111,924	72,048
(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and thus, a concurrent reduction in the cash collateral requirements. In May 2021, once the Hilli reached 3.6 million tonnes of LNG production, the LC was reduced to $100 million and the cash collateral to $61.1 million.

(2) In connection with the Arctic SPA, we are required to provide a performance guarantee of €26.9 million and advance repayment guarantees of €163.9 million, which will correspond to the three installment payments from Snam. The performance guarantee and the advance repayment guarantees are to guarantee our contractual and performance obligations of the conversion of the Golar Arctic, respectively. As of September 30, 2022, we recognized a cash collateral for the performance guarantee and first repayment of $29.6 million (€26.9 million) and $8.9 million (€8.1 million), respectively. The performance guarantee and advance repayments guarantees will remain as restricted cash until the final acceptance date (October 2027) and the provisional acceptance date (December 2025), respectively.

(3) In connection with the O&M Agreement, we are required to maintain a performance guarantee of €9.3 million and $1.3 million, which will remain restricted throughout the 10-year term (December 2030) of the O&M Agreement.

(4) In connection with the disposal of Hygo, we provided a $1.5 million performance guarantee to the senior lenders of Centrais Eléctricas de Sergipe S.A. to enable the lenders to waive their requirement for consent in the event of a change of control and extend the technical completion date. The collateral was subsequently released in November 2022 (note 23).

(5) The lessor of our six legacy UK leases had a first priority security interest in relation to the Golar Gandria and second priority interests in relation to the Golar Tundra and Golar Frost with cash collateral of $16.0 million. Upon reaching a settlement in April 2022, these interests were released (note 22).

14.    OTHER CURRENT ASSETS

(in thousands of $)	September 30, 2022	December 31, 2021
Investment in listed equity securities (1)	543,204	450,225
TTF swap collateral (2)	27,570	6,940
Prepaid expenses	3,326	2,745
Gas derivative instrument (note 20)	—	79,578
MTM asset on TTF linked commodity swap (note 20)	5,423	1,753
Interest receivable from interest rate swaps	5,700	—
Other receivables (3)	12,551	2,558
Other current assets	597,774	543,799
(1) “Investment in listed equity securities” relates to our 12.4 million NFE Shares (December 31, 2021: 18.6 million NFE Shares). The balance as at December 31, 2021 includes a $0.6 million dividend receivable (September 30, 2022: $nil) which is presented in the income statement line-item “Other non-operating income/(losses)”.

(2) “TTF swap collateral” relates to the cash amount required by the swap counterparty, held at measurement date, which is reactive to the daily fluctuations of the market value of the financial instrument.

(3) Other receivables is mainly comprised of $7.8 million receivable from Snam in relation to the Golar Arctic conversion.

15.    ASSET UNDER DEVELOPMENT

(in thousands of $)	September 30, 2022	December 31, 2021
Opening asset under development balance	877,838	658,247
Additions	191,827	178,377
Interest costs capitalized	38,063	41,214
Closing asset under development balance	1,107,728	877,838

Gimi conversion

In February 2019, we entered into a lease and operate agreement with BP Mauritania Investments LTD (“BP”) for the employment of a FLNG, the Gimi, after conversion to an FLNG for a term of 20-years (the “LOA”). In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we announced that we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to March 2023. In June 2022, we agreed to a $50 million incentive payment to Keppel Shipyard Limited (“Keppel Shipyard”) for initiatives to safeguard sail away within first half of 2023. The aggregated conversion cost including financing costs is approximately $1.7 billion of which $700 million is funded by the Gimi facility (note 18).

As of September 30, 2022, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2022 (1)	106,521
2023	353,954
2024	100,624
561,099
(1) For the three months ending December 31, 2022

16.     EQUITY METHOD INVESTMENTS

	Nine months ended September 30,
(in thousands of $)	2022	2021
Share of net income of CoolCo	16,547	—
Share of net losses of Avenir	(3,967)	(382)
Share of net income of other equity method investments	416	(180)
Net income from equity method investments	12,996	(562)

The carrying amounts of our equity method investments as of September 30, 2022 and December 31, 2021 are as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
CoolCo (note 11)	145,804	—
Avenir	43,946	47,913
Others (1)	7,162	4,302
Equity method investments	196,912	52,215
(1) Others include our equity method investments in Egyptian Company for Gas Services S.A.E. (“ECGS”) and Aqualung Carbon Capture ("Aqualung").

17.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise the following:

(in thousands of $)	September 30, 2022	December 31, 2021
Oil derivative instrument (note 20)	163,666	127,480
Gas derivative instrument (note 20)	383,600	—
MTM asset on interest rate swaps (note 20)	57,616	—
MTM asset on TTF linked commodity swap (note 20)	23,081	—
Operating lease right-of-use-assets	6,140	10,513
Other (1)	10,644	3,672
Other non-current assets	644,747	141,665
(1) Other mainly comprised of long lead items ordered for a potential Mark II FLNG amounting to $6.2 million and long lead items ordered in preparation for the conversion of the Golar Arctic amounting to $1.4 million.

18.    DEBT

As of September 30, 2022 and December 31, 2021, our debt was as follows:

(in thousands of $)	September 30, 2022	December 31, 2021
Gimi facility	(535,000)	(410,000)
Norwegian Bonds	(299,520)	(299,403)
Golar Arctic facility	(23,707)	(29,178)
2017 Convertible Bonds	—	(315,646)
Subtotal (excluding lessor VIE debt)	(858,227)	(1,054,227)
CSSC VIE debt - Hilli facility (1)	(519,075)	(597,280)
Total debt (gross)	(1,377,302)	(1,651,507)
Less: Deferred financing costs	23,554	28,207
Total debt, net of deferred financing costs	(1,353,748)	(1,623,300)

At September 30, 2022, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(7,225)	(347,097)	(354,322)
Long-term debt	(827,739)	(171,687)	(999,426)
Total	(834,964)	(518,784)	(1,353,748)
(1) This amount relates to the lessor VIE (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP (see note 12.1).

2017 Convertible Bonds

In February 2017, we closed a $402.5 million aggregate principal amount of 2.75% convertible senior unsecured notes due 2022 (“2017 Convertible Bonds”). In February 2022, we fully redeemed the outstanding notional value of our 2017 Convertible Bonds, inclusive of interest, amounting to $321.7 million.

Golar Tundra facility

In December 2021, we entered into a secured loan facility for $182.0 million (“the Golar Tundra Facility”). The Golar Tundra facility bears interest at LIBOR plus a margin of 3% and is repayable over a term of five years. In May 2022, concurrent with the sale of the Golar Tundra to Snam, we repaid the Golar Tundra Facility in full, including accrued interest. Following the completion of TundraCo Disposal in May 2022, we retrospectively reclassified the comparative period balance of Golar Tundra facility as held for sale (note 11).

Corporate RCF

In November 2021, we executed a $200.0 million revolving facility (the “Corporate RCF”) which has a term of three years. The Corporate RCF bears interest at LIBOR plus a margin of 2.8% and is secured against our NFE Shares (note 14). Under the terms of the facility, we are permitted to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. In February 2022, we had drawn $131.0 million of the available funds, which we repaid in May 2022. As of September 30, 2022, the facility was undrawn and available for use. In November 2022, the Corporate RCF was canceled.

19.     OTHER CURRENT LIABILITIES

(in thousands of $)	September 30, 2022	December 31, 2021
Day 1 gain deferred revenue - current portion (1)	(12,783)	(38,242)
MTM liability on commodity swap (note 22)	(10,428)	(88)
Deferred operating cost and revenue	(6,080)	(5,584)
Current portion of operating lease liability	(1,597)	(3,076)
Liability for legacy UK tax leases (note 22)	—	(71,739)
MTM liability on interest rate swaps (note 20)	—	(17,300)
Other payables (2)	(15,991)	(454)
Other current liabilities	(46,879)	(136,483)
(1) “Day 1 gain deferred revenue - current portion” comprised of the oil derivative embedded in the LTA of $10.0 million and the gas derivative pursuant to Amendment 3 to the LTA, indexed to TTF of $2.8 million. Following the customer's exercise of the 2023+ expansion capacity option pursuant to Amendment 3 to the LTA, $8.6 million relating to the gas derivative was reclassified to other non current liabilities at September 30, 2022.

(2) Other payables mainly comprised of $11.7 million settlement in relation to our commodity swaps, which was subsequently paid in October 2022 and a $2.3 million contract liability for services revenue from Snam (note 5).

20.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2022 and December 31, 2021 are as follows:

		September 30, 2022		December 31, 2021
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1)	Level 1	498,164	498,164	232,211	232,211
Restricted cash and short-term deposits (2)	Level 1	130,949	130,949	106,073	106,073
Trade accounts receivable (3)	Level 1	51,264	51,264	28,912	28,912
Investment in listed equity securities (4)	Level 1	543,204	543,204	449,666	449,666
TTF swap collateral (note 14)	Level 1	27,570	27,570	6,940	6,940
Trade accounts payable (3)	Level 1	(15,132)	(15,132)	(4,936)	(4,936)
Assets held for sale (note 11)	Level 2	707	707	1,697,039	1,697,039
Liabilities held for sale (note 11)	Level 2	(4,189)	(4,189)	(879,477)	(879,477)
Current portion of long-term debt and short-term debt (5) (6) (7)	Level 2	(354,520)	(354,520)	(388,005)	(388,005)
Current portion of 2017 Convertible Bonds (6) (8)	Level 2	—	—	(315,646)	(316,561)
Long-term debt (6) (7)	Level 2	(723,262)	(723,262)	(947,855)	(947,855)
Long-term debt - Norwegian Bonds (6) (8)	Level 1	(299,520)	(285,696)	—	—
Derivatives:
Oil and gas derivative instruments (9)	Level 2	547,266	547,266	207,058	207,058
Interest rate swaps asset (10) (11)	Level 2	57,616	57,616	—	—
Interest rate swaps liability (10) (11)	Level 2	—	—	(17,300)	(17,300)

		September 30, 2022		December 31, 2021
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Commodity swap asset (10) (12) (13)	Level 2	28,504	28,504	1,753	1,753
Commodity swap liability (10) (12) (13)	Level 2	(10,428)	(10,428)	(88)	(88)
(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying value of restricted cash and short-term deposits is considered to be equal to the estimated fair value because of their near term maturity.

(3) The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(4) “Investment in listed equity securities” refers to our NFE Shares (note 14). The fair value was calculated using the NFE closing share price as of September 30, 2022, resulting in a valuation of $543.2 million.

(5) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(6) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the above table are gross of the deferred charges amounting to $23.6 million and $28.2 million at September 30, 2022 and December 31, 2021, respectively.

(7) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly or six-monthly basis.
(8) The estimated fair values of the unsecured 2017 Convertible Bonds and our $300.0 million senior unsecured bonds (the “2021 Norwegian Bonds”) are based on their quoted market prices as of the balance sheet date. In February 2022, following the listing of the 2021 Norwegian Bonds, the fair value hierarchy had been transferred from level 2 to level 1.

(9) The fair value of the oil and gas derivative instruments was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA (Brent crude oil price linked) and the estimated discounted cash flows of the additional payments due to us until the end of the contract in 2026 as a result of gas prices moving with respect to the contractual pricing terms per the Amendment 3 to the LTA and the Euro/USD exchange rates based on the forex forward curve (TTF price linked). Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(10) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, quoted closing market prices and our creditworthiness and that of our counterparties.

(11) The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

(12) We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties which we consider to be subject to nominal credit risk as these transactions are settled on a daily margin basis with investment grade institutions. We have economically hedged 50% of our anticipated Q4 2022 FLNG Hilli TTF-linked production volume, 100% of our anticipated 2023 FLNG Hilli TTF-linked production volume and 50% of our anticipated 2024 FLNG Hilli TTF-linked production volume. We are exposed to the underlying risk that FLNG Hilli TTF-linked production volumes do not meet these production volumes that have been economically hedged and to the risk that the price of the TTF-linked production volumes that have been swapped exceeds the contracted swap price.

(13) Does not include collateral posted with counterparties to our TTF commodity swaps. We have recognized cash collateral receivable of $27.6 million as of September 30, 2022 ($6.9 million as of December 31, 2021) related to our TTF commodity swaps – included in “Other current asset” (note 14).

As of September 30, 2022, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	550,000	2024 to 2029	1.69% - 2.37%

Commodity price risk management

A derivative asset, representing the fair value of the estimated discounted cash flows of payments due to us as a result of the Brent crude oil price moving above the contractual floor of $60.00 per barrel over the term of the LTA, was recognized in December 2017. Golar bears no downside risk should the Brent crude oil price fall below $60.00.

The 2022 Incremental Capacity for the Hilli is linked to TTF gas prices. As of September 30, 2022, we entered into commodity swaps involving the payment of fixed prices in exchange for Dutch natural gas to manage our exposure to the TTF gas prices volatility, as summarized below:

Instrument	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	5,242,251	2022 - 2024	$49.50 to $70.00

It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. As a result, the amounts presented in our consolidated balance sheet in relation to interest rate and commodity swaps have not been offset. For our commodity swaps, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2022 and December 31, 2021 would be as adjusted in the following table:

	September 30, 2022			December 31, 2021
	Gross amounts presented in the unaudited consolidated balance sheet	Gross amounts not offset in the unaudited consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
(in thousands of $)
Commodity swaps
Total derivative assets	28,504	(5,423)	23,081	1,753	(88)	1,665
Total derivative liabilities	(10,428)	5,423	(5,005)	(88)	88	—

Our swaps have an arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As of September 30, 2022 and December 31, 2021, cash collateral amounting to $27.6 million and $6.9 million, respectively, have been provided (note 14).

21.    RELATED PARTY TRANSACTIONS

a) Transactions with CoolCo:

As further described in note 11, on June 30, 2022, we completed the CoolCo Disposal. As of September 30, 2022, we recognized an investment in CoolCo of $145 million, representing our 31.3% interest (note 16) and entered into the following transactions:

Net revenues: The transactions with CoolCo for the nine months ended September 30, 2022 consisted of the following:

Nine months ended September 30,
(in thousands of $)	2022
Management and administrative services revenue (1)	2,217
Ship management fees revenue (2)	1,249
Ship management fee expenses (3)	(2,934)
Debt guarantee compensation (4)	563
Commitment fee (5)	86
Total	1,181
(1) Management and administrative services revenue – Golar Management Limited (“Golar Management”), a wholly-owned subsidiary of Golar, and Golar Management (Bermuda) Ltd, entered into the CoolCo TSA pursuant to which we provided corporate administrative services to CoolCo. On June 30, 2022, upon completion of the CoolCo Disposal, the CoolCo TSA was replaced by the CoolCo ASA.

(2) Ship management fee revenue – We provided commercial and technical management to the LNG carriers prior to their disposal to CoolCo under the existing management agreements. The CoolCo TSA revised the annual management fee payable to us per vessel. On June 30, 2022, upon completion of the CoolCo Disposal, the ship management agreements were terminated.

(3) Ship management fee expense – Following completion of the ManCo SPA in June 2022, we entered into commercial and technical management agreements with CoolCo for certain of our vessels, amounting to (i) $0.3 million ship management fees for the Golar Arctic and Golar Tundra and (ii) $0.1 million fees incurred for FLNG crewing for the nine months ended September 30, 2022.

We also entered into an agreement to sub-contract our contractual vessel management obligations for the LNG Croatia and NFE's fleet of vessels to CoolCo amounting to $2.6 million for the nine months ended September 30, 2022. The ship management fee revenue of $2.4 million received in relation to NFE's fleet of vessels is passed on at cost to CoolCo as our subcontracting ship management expenses presented on "Administrative expenses" in the consolidated statements of operations.

(4) Debt guarantee compensation – We agreed to remain as the guarantor of the payment obligations of two of the disposed subsidiaries' debt relating to two LNG carriers, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of September 30, 2022 is $218.6 million. The compensation amounted to $0.6 million for the nine months ended September 30, 2022.

(5) Commitment fee – We advanced a two years revolving credit facility of $25.0 million to CoolCo, which remains undrawn as of September 30, 2022. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to $0.1 million for the nine months ended September 30, 2022.

Receivables: The balances with CoolCo and its subsidiaries as of September 30, 2022 consisted of the following:

(in thousands of $)	September 30, 2022
Balance due from CoolCo and subsidiaries (6)	4,348
(6) Balances due from CoolCo and its subsidiaries - Amounts due to/from CoolCo and its subsidiaries are comprised primarily of unpaid management services, amounts arising from the results of CoolCo's vessels participating in the Cool Pool, revolving credit facility, commitment fees and other related arrangements. Payables and receivables are generally settled quarterly in arrears. Balances owing to or due from CoolCo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Other transactions:
Net Cool Pool expenses - The eight TFDE vessels sold in the CoolCo Disposal were previously managed by Golar under the terms of the Cool Pool. The net expenses relating to CoolCo's vessels participating in the Cool Pool amounted to $3.7 million for the nine months ended September 30, 2022. This is presented in our unaudited consolidated statement of operations in the line item “Net (loss)/income from discontinued operations”.

Subleases with CoolCo - Following the completion of the CoolCo Disposal, we entered into subleases to share office space with CoolCo which amounted to $0.4 million income.

Share-based payment to CoolCo employees - Following the completion of the ManCo SPA, we agreed to honor the RSUs granted to the officers and employees in the shipping and FSRU management business that CoolCo acquired. The net expenses relating to these share-based payments amounted to $66.7 thousand for the nine months ended September 30, 2022, in included in our equity method investment in CoolCo.

Reimbursements to CoolCo - Payments on behalf of CoolCo amounted to $12.0 thousand for the nine months ended September 30, 2022.

b) Transactions with existing related parties:

Net (expenses)/revenue: The transactions with other related parties for the nine months ended September 30, 2022 and 2021 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2022	2021
Avenir LNG (1)	205	346
Magni Partners (2)	(13)	(177)
ECGS (3)	—	1,482
Borr Drilling (4)	—	258
2020 Bulkers (5)	—	82
Total	192	1,991

Receivables: The balances with other related parties as of September 30, 2022 and December 31, 2021 consisted of the following:

(in thousands of $)	September 30, 2022	December 31, 2021
Avenir LNG (1)	3,431	3,225
Magni Partners (2)	81	81
Borr Drilling (4)	—	149
2020 Bulkers (5)	—	29
Total	3,512	3,484
(1) Avenir entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries. This compensation amounted to $0.1 million and $0.3 million for the nine months ended September 30, 2022 and 2021, respectively.

In October 2021, we advanced a one year revolving shareholder loan of $5.3 million to Avenir, of which $1.8 million was drawn as of September 30, 2022. In October 2022, the revolving shareholder loan was extended to three years. The facility bears a fixed interest rate of 5% per annum. Interest and commitment fee receivable on the undrawn portion of the loan amounted to $66.0 thousand and $83.0 thousand for the nine months ended September 30, 2022, respectively.

(2) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or partial cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

(3) We chartered the Golar Ice to ECGS during the nine months ended September 30, 2021. There was no comparable transaction in the same period in 2022.

(4) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling Limited (“Borr Drilling”), a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office. Effective from January 2022, Borr Drilling ceased to be a related party.

(5) 2020 Bulkers - Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office. Effective from January 2022, 2020 Bulkers Ltd. (“2020 Bulkers”) ceased to be a related party.

c) Transactions with former related parties

c.1) Golar Partners and subsidiaries:

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners was no longer considered a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. For the balances with Golar Partners and its subsidiaries prior to the completion of the GMLP Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreement were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 11).

Net revenues: The transactions with Golar Partners and its subsidiaries for the period January 1, 2021 to April 15, 2021 consisted of the following:

Period January 1, 2021 to April 15, 2021
(in thousands of $)
Management and administrative services revenue	1,717
Ship management fees revenue	2,251
Interest income on short-term loan	18
Total	3,986

Other transactions:
During the period from January 1, 2021 to April 15, 2021 we received total distributions from Golar Partners of $0.5 million with respect to the common units and general partner units owned by us at that time.

During the period from January 1, 2021 to April 15, 2021 Hilli LLC had declared distributions totaling $7.8 million with respect of its common units owned by Golar Partners. In connection with the Hilli disposal, we agreed to indemnify Golar Partners for certain costs incurred in Hilli operations when these costs exceed a contractual ceiling. During the period from January 1, 2021 to April 15, 2021 we recognized $nil with respect to this Hilli indemnification arrangement.

c.2) Hygo and subsidiaries:

Following the completion of the Hygo Merger on April 15, 2021, Hygo was no longer considered a related party and subsequent transactions with Hygo and its subsidiaries are treated as third-party transactions and settled under normal payment terms. For the balances with Hygo and its subsidiaries prior to the completion of the Hygo Merger, we retrospectively adjusted the comparative period and classified them as held for sale. Furthermore, the management and administrative services agreement and ship management fee agreements were terminated and replaced with the transition services agreement, Bermuda services agreement and ship management agreements (note 11).

Net revenues: The transactions with Hygo and its affiliates for the period January 1, 2021 to April 15, 2021 consisted of the following:

Period January 1, 2021 to April 15, 2021
(in thousands of $)
Management and administrative services revenue	2,051
Ship management fees income	904
Debt guarantee compensation	676
Total	3,631

Other transactions:
Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our unaudited consolidated statement of operations in the line item “Voyage, charter hire and commission expenses” for the period from January 1, 2021 to April 15, 2021 amounted to $2.9 million.

22.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2022	December 31, 2021
Book value of vessels secured against loans (1)	1,127,677	1,242,342
(1) This excludes the Gimi which is classified as “Assets under development” (see note 15) and secured against its specific debt facility (note 18).

Corporate RCF

As of September 30, 2022, the Corporate RCF was secured by a pledge against our NFE Shares. We are permitted under the terms of the facility, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares. In November 2022, the Corporate RCF was canceled and the pledge against our NFE shares was released.

Capital Commitments

Gandria
We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel Shipyard for conversion. The shipyard conversion agreement is subject to certain payments and lodging of a full Notice to proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits

As described under note 29 in our audited consolidated financial statements filed with our 2021 Annual Report, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we were obligated to maintain the lessor’s after-tax margin. The UK tax authorities (“HMRC”) have been challenging the use of similar lease structures and had engaged in litigation of a test case. In 2021, we reached a settlement with HMRC and in April 2022, we settled our liability to the HMRC in full, resulting in a payment of $66.4 million, inclusive of fees.

23.    SUBSEQUENT EVENTS

Sale of our investment in listed equity securities

In November 2022, we sold 6.3 million shares of our NFE shares raising net proceeds of $332.4 million. The proceeds are earmarked for potential FLNG growth projects. Following the sale of such NFE Shares, our remaining equity holding in NFE approximately 2.9% or 6.1 million shares.

Sale of CoolCo shares

In November 2022, we sold 8.0 million of our CoolCo shares, raising net proceeds of $97.9 million. The proceeds are earmarked for potential FLNG growth projects. Following the sale of CoolCo shares, our remaining equity holdings in CoolCo is approximately 8.3% or 4.5 million shares. We have entered into a lock up undertaking with CoolCo, following its equity offering in November 2022, which prevents us from any further sale of our remaining CoolCo shares within 30 days from the first day of trading of the newly issued CoolCo shares. The lock up expires in December 2022.

Share Repurchase Program

In November 2022, we repurchased 81,639 of our common shares under the share repurchase program approved in February 2021, at a total cost of $1.9 million at an average share price of $23.47, inclusive of related fees.

Hygo performance guarantee

In November 2022, the performance guarantee of $1.5 million provided to the senior lenders of CELSE in connection with the disposal of Hygo was released.